PARSONS LAW FIRM

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10900 NE 4th STREET

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James B. Parsons*                                                                                                                                                                                                                                  *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                           the Northern Mariana Islands

VIA EDGAR CORRESPONDENCE AND REGULAR MAIL

January 5, 2006

Scot Rugiero

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3561

Re: Coffee Pacifica, Inc.

Form 10KSB for the fiscal year ended December 31, 2004

File No. 333-1017-2

Dear Mr. Rugiero:

We represent Coffee Pacifica, Inc. (the "Company") regarding certain securities matters. The Company has received your letter dated December 30, 2005, with comments regarding the annual report filed on behalf of the Company.

On behalf of the Company, we would like to request an extension to answer the comments set forth in the December 30, 2005 letter. We would request an extension to answer until January 31, 2005.

On behalf of the Company, we would appreciate your consideration in reviewing this request.

Very truly yours.

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES PARSONS

JBP:aqs

cc: Shailen Singh